Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
(in thousands of dollars)	2009	2008	2007	2006	2005

Earnings:

(Loss) income before income taxes	$(3,678,183)	$(296,008)	$22,643	$514,061	$543,574

Add: Fixed charges, excluding interest on deposits	155,269	351,672	431,320	345,253	243,239

Earnings available for fixed charges, excluding interest on deposits	(3,522,914)	55,664	453,963	859,314	786,813
Add: Interest on deposits	674,101	931,679	1,026,388	717,167	446,919

Earnings available for fixed charges, including interest on deposits	(2,848,813)	987,343	1,480,351	1,576,481	1,233,732

Fixed Charges:
Interest expense, excluding interest on deposits	139,754	334,952	415,063	334,175	232,435
Interest factor in net rental expense	15,515	16,720	16,257	11,078	10,804

Total fixed charges, excluding interest on deposits	155,269	351,672	431,320	345,253	243,239
Add: Interest on deposits	674,101	931,679	1,026,388	717,167	446,919

Total fixed charges, including interest on deposits	$829,370	$1,283,351	$1,457,708	$1,062,420	$690,158

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	(22.69) x	0.16 x	1.05 x	2.49 x	3.23 x
Including interest on deposits	(3.43) x	0.77 x	1.02 x	1.48 x	1.79 x